UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2025

Commission File Number: 001-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

26 Ben-Gurion St.

Ramat Gan,
5112001, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On March 4, 2025, XTL Biopharmaceuticals Ltd. (the “Company” or “XTL”) announced that it has entered into a definitive Exclusive Sublicense Agreement (the “Agreement”) with Biossil Inc., a company incorporated under the laws of Canada (“Biossil”).

Pursuant to the Agreement, the Company will grant Biossil, for the term of the Agreement, a royalty-free, exclusive, worldwide perpetual sublicense, with the right to sublicense through multiple tiers, to its novel synthetic peptide, hCDR1, including the patent applications and provisional applications and the resulting patents listed in the Agreement and all know-how including all clinical and pre-clinical data related to the product called Edratide (the “Product”), trademarks, trade names, logos and labelling owned or controlled by the Company or its affiliates that is necessary or useful for the research, development, manufacture and/or commercialization of the Product. In consideration for granting the rights under the Agreement the Company will be entitled to cumulative payments of up to approximately US$11,500,000. At closing, Biossil paid US$137,500 as license issuing fee and up to cumulative US$3,362,000 will be due upon the occurrence of certain regulatory milestones and up to cumulative US$ 8,000,000 will be due upon the occurrence of certain commercial milestones, all as determined therein.

The Agreement contains customary representations and warranties, agreements and obligations and conditions to closing, all as are customary for transactions of this nature, including, without limitation, receipt of necessary government or third-party approvals, if required.

About XTL Biopharmaceuticals Ltd. (XTL)

XTL is an IP portfolio company. The Company holds 100% of the share capital of The Social Proxy Ltd. (the “Social Proxy”), a web data company and has sublicensed out an IP portfolio surrounding hCDR1 for the treatment of Lupus disease (SLE).

XTL is traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTLB.TA).

About Biossil Inc.

Biossil Inc. is an AI web data company, developing and powering an applied AI drug discovery platform developing targeted therapies for biologically defined patient sub-populations focusing on diseases for which traditional drug discovery has been challenged by population variability.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements contained in this communication that are not statements of historical fact may be deemed forward-looking statements. Words such as “continue,” “will,” “may,” “could,” “should,” “expect,” “expected,” “plans,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” and similar expressions are intended to identify such forward-looking statements. All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, many of which are generally outside the control of the Company and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, whether to the Company will be able to receive the sub-licensing fees described herein. Additional examples of such risks and uncertainties include, but are not limited to (i) the Company’s ability to successfully manage and integrate The Social Proxy and any joint ventures, acquisitions of businesses, solutions or technologies; (ii) unanticipated operating costs, transaction costs and actual or contingent liabilities; (iii) the ability to attract and retain qualified employees and key personnel; (iv) adverse effects of increased competition on the Company’s future business; (v) the risk that changes in consumer behavior could adversely affect the Company’s business; (vi) the Company’s ability to protect its intellectual property; and (vii) local, industry and general business and economic conditions. Additional factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements can be found in the most recent annual report on Form 20-F and current reports on Form 6-K filed by the Company with the Securities and Exchange Commission. The Company anticipates that subsequent events and developments may cause its plans, intentions and expectations to change. The Company assumes no obligation, and it specifically disclaims any intention or obligation, to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law. Forward-looking statements speak only as of the date they are made and should not be relied upon as representing the Company’s plans and expectations as of any subsequent date.

For further information, please contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 3 611 6666

Email: info@xtlbio.com

www.xtlbio.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: March 4, 2025	By:	/s/ Shlomo Shalev

Chief Executive Officer

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